United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                                               SEC FILE NUMBER
                                                                       1-11046

                                   FORM 12b-25

                                                                 CUSIP NUMBER
                                                                  890530 10 8

                           NOTIFICATION OF LATE FILING



(Check One) Form 10-K   Form 20-F   Form 11-K    XX Form 10-Q     Form N-SAR

         For Period Ended: June 30, 1996
         (  )     Transition Report on Form 10-K
         (  )     Transition Report on Form  20-F
         (  )     Transition Report on Form 11-K
         (  )     Transition Report on Form 10-Q
         (  )     Transition Report on Form N-SAR

         For the Transition Period Ended: _______________________________

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 Read Instructions (on back page) Before Preparing Form. Please Print or Type.
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          Nothing in this form shall be construed  to imply that the  Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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PART 1 -REGISTRANT INFORMATION
TOP SOURCE TECHNOLOGIES, INC.
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Full Name of Registrant
TOP SOURCE, INC.
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Former Name if Applicable
7108 Fairway Drive, Suite 200
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Address of Principal Executive Office (Street and Number)
Palm Beach Gardens, Florida  33418
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City, State and Zip Code

PART 11 - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

             (b)   The subject annual  report,  semi-annual  report,  transition
   xx report on Form 10-K, Form 20-F, 11-K, form N-SAR , or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10- Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
SEC 1344 (11-91)

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

Top Source Technologies, Inc. (the "Company") is unable to file its 10-Q by August 14, 1996 since it is engaged in ongoing meaningful discussions with a public entity regarding the sale of certain assets in its oil analysis service segment. Pursuant to Item 303 of Regulation S-K, these discussions may be required to be disclosed in the Management's Discussion and Analysis of Interim Financial Condition and Results of Operations. The Company believes that by August 19, 1996 it will be better able to assess and describe the progress of the discussions and impact of this transaction, if successful, on the Company's financial statements.

PART IV - OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

     David Natan         (561)     775-5756
     (Name)         ( Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).


Yes  xx             No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


Yes  xx             No


For the quarter ended June 30, 1996, the Company's net sales were $5,797,234 versus $4,912,520 for the same quarter in fiscal 1995. The Company's loss from operations for the June 30, 1996 quarter was $423,687 versus $598,094 for the prior year. However, because of an income tax charge required by Statements of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes" adopted by the Financial Accounting Standards Board in 1992, the Company incurred an additional charge of $175,000 resulting in a net loss of $674,511 for the June 30, 1996 quarter versus a loss of $397,306 for the prior year. The June 30, 1995 quarter also reflected $207,305 of other income resulting from the partial settlement of a lawsuit. As stated above, the Company is refraining from filing its Form 10-Q at this time to avoid anticipated confusion to investors. However, the actual results of operation have been released to the public through the routine quarterly press release so that it is clear in filing the extension that the Company is not seeking to delay in making this information public.




                          TOP SOURCE TECHNOLOGIES, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



                                             /s/ David Natan
Date : August 14, 1996                  By:  David Natan
                                             Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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